# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NeuroMetrix, Inc. (NURO), CIK 0001289850
CUSIP: 641255880
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 4b Gill Street, Woburn, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 02/23/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001171520-24-000139
Filed by CIK 0001900526
Persons authorized to receive notices and communications: Ryan Siegal, 420 E 51st Street, Unit 8d, New York, New York (NY), 10022, 215-939-0313

## Reporting persons
- Ryan Siegal (CIK 0001900526): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 150,000 (9.9% of the class)
  Comment: Ryan Siegal is the Executive Officer of RS Fund, LP

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: NeuroMetrix, Inc. (NURO)
Address of issuer's principal executive offices: 4b Gill Street, Woburn, Massachusetts (MA), 01801

## Item 2. Identity and Background
Name of person filing: Ryan Siegal, a citizen of the United States and resident of New York
Residence or business address: 420 E 51 st Street, Unit 8d, New York, New York 10022
Present principal occupation or employment: Ryan Siegal, Executive Officer of RS Fund LP
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Ryan Siegal is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds were used to make the purchase in a portfolio account, but it is not a loan from a bank. The securities were purchased through an open market acquisition.

## Item 4. Purpose of Transaction
Purpose of transaction:
NeuroMetrix, Inc. publicized a strategic review which led to the purchase by RS Fund LP and there may be an intention to influence. There is a potential for an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries. There is also a potential for any material change in the present capitalization or dividend policy of the issuer.

Additionally, the purpose of the transactions were pursuant to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; and, any material change in the present capitalization or dividend policy of the issuer.

The following purposes of transactions do not apply: (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (c) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (d) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (e) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h)Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Amount Beneficially Owned: 150,000, 9.9% of the class of securities, beneficially owned by Ryan Siegal.
Number of shares as to which each person has sole or shared power to vote or dispose: Ryan Siegal Sole Power to vote or to direct the vote: 150,000; Ryan Siegal Sole Power to dispose or to direct the disposition of: 150,000; Ryan Siegal Percent of Class: 9.9%
Transactions in the class effected during the past sixty days: Ryan Siegal made the sale on March 4, 2024; the amount of securities involved were 4,636 shares of Common Stock, for an average price per share of $4.2574, with the transaction occurring through an open market acquisition.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Signatures
- Ryan Siegal: Ryan Siegal, Executive Officer (04/01/2024)